SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                  F O R M 6-K/A

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F [X]                 Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

1.   Announcement of August 20, 2008.




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                                                                          ITEM 1


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Announcement of August 20, 2008


         TAT Technologies Limited announced today the appointment of Mr. Yaron Shalem as chief financial officer, effective as of August 24, 2008 and Mr. Nathan Galili as vice president operations, effective as of August 1, 2008. In addition, Mr. Eran Frenkel, our vice president business development will serve as vice president business development and marketing effective as of August 14, 2008.

         Mr. Yaron Shalem served as chief financial officer of OrganiTech USA Inc. from January 2006 until August 2008. Prior to that, from 2005 until 2003, Mr. Shalem served as the chief financial officer of Arelnet Ltd. Mr. Shalem holds a B.A. degree in Accounting and Economics from Tel-Aviv University and an EMBA from Bar Ilan University, and is a licensed CPA in Israel.

         Mr. Nathan Galili served as the manager of the Ramta manufacturing plant of Israel Aerospace Industries Ltd. for the last 12 years. Mr. Galili holds a B.Sc. degree in Aerospace Engineering from the Technion Israel Institute of Technology, and an MBA from Bar Ilan University.

         In addition, on July 24, 2008 the Company provided Mr. Yacov Danan, its chief engineer and vice president of marketing, notice of termination of his employment in accordance with the 12 month prior notice provisions of his employment agreement.






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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: August 20, 2008